SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 20, 2008

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F     X                                                              Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes    __                                                No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes    __                                                No     X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes    __                                                No     X

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated May 20, 2008, announcing major advancements in new Abaqus release from SIMULIA.

Dassault Systèmes Announces Major Advancements
in New Abaqus Release from SIMULIA

Unified FEA Technology Accelerates Industry Use of Realistic
Simulation to Evaluate Products, Materials, and Processes

Paris, France, and Providence, R.I., USA, May 20, 2008 – Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced the availability of Abaqus 6.8, its technology-leading unified finite element analysis (FEA) software suite from SIMULIA. Engineers, designers, researchers, and scientists use Abaqus to lower costs and reduce cycle times through the realistic simulation of stress, impact, crush, fluid-structure interaction, thermal dynamics, and other complex behaviors of products, materials, and processes.

With a focus on solving specific engineering challenges in automotive, aerospace, electronics, energy, packaged goods, and other industry segments, Abaqus 6.8 provides new and improved capabilities in core areas, including modeling and results visualization, structural analysis, composites failure, general contact, computing performance, and multiphysics.

"Abaqus FEA software provides the robust contact capabilities that we need to study complex loading and structural interactions while designing our large, two-stroke diesel engines," stated Per Rønnedal, senior manager, R&D new design, MAN Diesel. "With the new capabilities in Abaqus 6.8, we have seen memory usage significantly reduced when running linear static analyses with multiple load cases. These improvements will allow us to test a number of design alternatives to optimize our diesel engine performance during early product development."

"This latest release of Abaqus Unified FEA software is another milestone in our long history of developing simulation technology that accelerates our customers' evaluation of real-world behavior of their products and processes," stated Steve Crowley, director of product management, SIMULIA, Dassault Systèmes. "With literally hundreds of new features and customer-requested enhancements, Abaqus 6.8 demonstrates SIMULIA's commitment to technical excellence, industry-focused solutions, and customer satisfaction."

Designers and engineers in all industries are able to leverage Abaqus 6.8 to deepen their knowledge of real-world structural behavior and accelerate the development of innovative products. Among the latest advancements are:

•	Fully built-in and improved composites analysis capabilities that enable aerospace engineers to efficiently simulate the behavior of composite crack propagation, delamination, and possible failure.

•
Industry-unique capabilities that allow automotive engineers to capture full-vehicle noise and vibration response due to tire rolling effects and viscoelastic material effects from tires, bushings, isolators, and laminated steel.

•
A low-cycle fatigue method that assists electronics engineers in assessing the lifecycle of solder joints. This method is also useful for evaluating powertrain durability and bone degradation in biomechanical applications.

•
A new anisotropic hyperelastic material model that enables medical device developers to simulate soft tissue interaction with stents and orthopedic implants. This model can also be used to analyze materials such as reinforced rubber and wood.

•
A new Coupled Eulerian-Lagrangian (CEL) multiphysics capability that allows industrial equipment manufacturers to predict loads on earth-moving equipment during soil excavation. The capability can also be used to predict the behavior of fluid-filled containers, hydroplaning tires, and bird-strike on aircraft.

For associated images, animations, and additional features in Abaqus Unified FEA, visit www.simulia.com/news/editors.html.

###

About SIMULIA
SIMULIA is the Dassault Systèmes brand that delivers a scalable portfolio of Realistic Simulation solutions including the Abaqus product suite for Unified Finite Element Analysis, multiphysics solutions for insight into challenging engineering problems, and lifecycle management solutions for managing simulation data, processes, and intellectual property. By building on established technology, respected quality, and superior customer service, SIMULIA makes realistic simulation an integral business practice that improves product performance, reduces physical prototypes, and drives innovation. Headquartered in Providence, R.I., USA, with R&D centers in Providence and in Suresnes, France, SIMULIA provides sales, services, and support through a global network of over 30 regional offices and distributors. For more information, visit www.simulia.com.

About Dassault Systèmes
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance to recycling. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences.  Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit www.3ds.com.

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks, and 3D VIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries. Other products mentioned are trademarks or registered trademarks of their respective owners.

Dassault Systèmes Press Contacts
Tim Webb (SIMULIA)	tim.webb@3ds.com	+1 (401) 276-8105
Derek Lane (DS Americas)	derek.lane@3ds.com	+1 (818) 673-2243
Mikiko Igarashi (DS AP)	mikiko.igarashi@3ds.com	+81-3-5442-4138

Arnaud Malherbe (DS EMEA)	arnaud.malherbe@3ds.com	+33 (0)1 55 49 87 73

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: May 20, 2008	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Senior EVP and Chief
Financial Officer